KELSO TECHNOLOGIES INC.

Consolidated Interim Financial Statements
For the six months ended June 30, 2017
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL REPORT

The accompanying unaudited interim financial report of the Company has been prepared by and is the responsibility of the Company’s management. The Company’s independent auditor has not performed a review or audit of this financial report.

Kelso Technologies Inc.
Consolidated Interim Statements of Financial Position
June 30,
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

	June 30,	December 31,
	2017	2016

Assets
Current
Cash and cash equivalents	$624,324	$2,312,279
Accounts receivable	532,952	637,845
Income tax receivable	753,223	753,223
Prepaid expenses	419,311	708,100
Inventory (Note 6)	5,103,132	5,206,129

	7,432,942	9,617,576
Intangible assets (Note 8)	464,775	234,313
Property, plant and equipment (Note 7)	3,062,259	3,194,492
Deposit	3,763	3,763
Deferred asset	771,334	-

	$11,735,073	$13,050,144

Liabilities
Current
Accounts payable and accrued liabilities (Note 10)	$261,464	$271,600
Income tax payable	743,755	834,167

	1,005,219	1,105,767
Deferred tax liability	172,433	172,433

	1,177,652	1,278,200

Shareholders’ Equity
Capital Stock (Note 9)	23,231,252	22,829,820
Obligation to issue shares (Note 8)	-	192,946
Reserves (Note 9 (b))	3,021,339	3,021,339
Deficit	(15,695,170)	(14,272,161)

	10,557,421	11,771,944

	$11,735,073	$13,050,144

Approved on behalf of the Board:

“Peter Hughes” (signed)
Peter Hughes, Director

“Phil Dyer” (signed”)
Phil Dyer, Director

See notes to consolidated interim financial statements

Kelso Technologies Inc.
Consolidated Interim Statements of Changes in Equity
For the six months ended June 30, 2017 and 2016
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

	Capital Stock		Obligation	Share-based
	Number		to Issue	expenses
	of shares	Amount	shares	reserve	Deficit	Total

Balance, December 31, 2015	46,071,752	$22,515,140	$-	$2,898,148	$(11,806,569)	$13,606,719
Share-based expense	-	-	-	43,085	-	43,085
Net loss for the period	-	-	-	-	(1,230,243)	(1,220,073)

Balance, June 30, 2016	46,071,752	$22,515,140	$-	$2,941,233	$13,036,812	$12,419,561

Balance, December 31, 2016	46,411,759	$22,839,820	$192,946	$3,021,339	$(14,272,161)	$11,771,944
Share issued for project	500,000	401,432	-	-	-	401,432
Shares to be issued	-	-	(192,946)	-	-	(192,946)
Net loss for the period	-	-	-	-	(1,423,009)	(1,423,009)

Balance, June 30, 2017	46,911,752	$23,331,252	$-	$3,021,339	$(15,695,170)	$10,557,421

See notes to consolidated interim financial statements

Kelso Technologies Inc.
Consolidated Interim Statements of Operations and Comprehensive Loss
For the six months ended June 30, 2017 and 2016
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

	Three	Three
	months	months	Six months	Six months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2017	2016	2017	2016

Revenues	$1,433,663	$2,360,975	$2,996,980	$4,294,407
Cost of Goods Sold	1,107,842	1,422,096	1,971,235	2,981,372

Gross Profit	325,821	938,879	1,025,755	1,313,035

Expenses
Share-based expense (Note 9 (b))	-	-	-	43,085
Management fees (Note 10)	134,542	194,704	273,420	350,764
Consulting and filing fees	80,523	58,729	140,986	118,060
Investor relations	21,000	21,000	42,000	42,000
Accounting and legal	171,091	80,930	250,101	162,675
Office and administration	387,365	581,683	935,970	1,076,656
Research	177,335	262,036	309,977	398,305
Travel	104,978	95,678	222,064	166,116
Marketing	153,011	181,042	316,804	343,672
Unrealized foreign exchange loss
(gain)	(19,142)	(15,827)	(50,194)	(173,409)
Amortization	3,073	-	3,829	-

	1,213,776	1,459,975	2,444,957	2,527,924

Income (Loss) before the following	(887,955)	(521,096)	(1,419,202)	(1,214,889)
Interest income	8,298	7,375	14,049	14,764
Income tax	(17,856)	(30,118)	(17,856)	(30,118)

Net Income (Loss) and Comprehensive Income (Loss) for the Period	$(897,513)	$(543,839)	$(1,423,009)	$(1,230,243)

Basic and Diluted Earnings (Loss) Per Share	$(0.02)	$(0.01)	$(0.03)	$(0.03)

Weighted Average Number of Common Shares Outstanding
Basic	46,601,477	46,071,752	46,601,477	46,071,752
Diluted	46,601,477	46,520,323	46,601,477	46,520,323

See notes to consolidated interim financial statements

Kelso Technologies Inc.
Consolidated Interim Statements of Cash Flows
For the six months ended June 30, 2017 and 2016
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

	June 30,	June 30,
	2017	2016

Operating Activities
Net income (loss)	$(1,423,009)	$(1,230,243)
Items not involving cash
Amortization of equipment and patent	135,257	128,550
Share-based expense	-	43,085
Unrealized foreign exchange	(50,194)	(173,409)

	(1,337,946)	(1,232,017)

Changes in non-cash working capital
Accounts receivable	104,893	547,640
Prepaid expenses and deposit	288,789	469,077
Inventory	102,997	(156,640)
Accounts payable and accrued liabilities	(10,136)	(36,931)
Income tax payable	(90,412)	30,118

	396,131	853,264

Cash Used in Operating Activities	(941,815)	(378,753)

Investing Activities
Property and equipment	-	(6,337)
Intangible assets	(233,486)	-
Deferred assets	(771,334)	-

Cash Used in Investing Activities	(1,004,820)	(6,337)

Financing Activities
Issue of common shares	401,432	-
Dividend paid	(192,946)	-

Cash Used in Financing Activities	208,486	-
Foreign exchange effect on cash	50,194	173,409

Inflow (Outflow) of Cash	(1,687,955)	(211,681)
Cash, Beginning of Period	2,312,279	3,175,292

Cash, End of Period	$624,324	$2,963,611

Supplemental Cash Flow Information (Note 12)

See notes to consolidated interim financial statements

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the six months ended June 30, 2017 and 2016
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

1.	NATURE OF OPERATIONS

Kelso Technologies Inc. (the “Company”) was incorporated under the laws of British Columbia on March 16, 1987. The Company designs, engineers, markets, produces and distributes various proprietary pressure relief valves and manway securement systems designed to reduce the risk of environmental harm due to non-accidental events in the transportation of hazardous commodities via railroad tank cars. In addition, the Company is an engineering development company specializing in proprietary service equipment used in transportation applications. The Company trades on the Toronto Stock Exchange (“TSX”) under the symbol “KLS”, and the NYSE (“NYSE”) under the trading symbol “KIQ”. The Company listed on the TSX on May 22, 2014 and on the NYSE on October 14, 2014. The Company’s head office is located at 13966 18B Avenue, South Surrey, British Columbia, V4A 8J1.

2.	BASIS OF PREPARATION

(a)	Statement of compliance

These unaudited interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including International Accounting Standards (“IAS”) 34 Interim Financial Reporting. The condensed unaudited interim financial statements do not include all of the disclosures required for a complete set of annual financial statements and should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2016, which have been prepared in accordance with IFRS as issued by the IASB..

(b)	Basis of presentation and consolidation

The unaudited interim consolidated financial statements include the accounts of the Company and its integrated wholly owned subsidiaries, Kelso Technologies (USA) Inc., Kelso Innovative Solutions Inc. and KIQ Industries Inc., which are all Nevada, USA, corporations. Intercompany transactions and balances have been eliminated on consolidation. A subsidiary is consolidated from the date upon which control is acquired by the Company and all material intercompany transactions and balances have been eliminated on consolidation.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

(c)	Functional and presentation currency

The functional and presentation currency of the Company and its subsidiaries is the US dollar (“USD”).

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the six months ended June 30, 2017 and 2016
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

	(d)	Significant management judgments and estimation uncertainty

The preparation of unaudited interim consolidated financial statements in conformity with IFRS requires the Company’s management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the unaudited interim consolidated financial statements and notes thereto. Actual amounts may ultimately differ from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

Significant management judgments

The following are significant management judgments in applying the accounting policies of the Company that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses:

(i)	Income taxes

The extent to which deferred tax assets can be recognized is based on an assessment of the probability of the Company’s future taxable income against which the deferred tax assets can be utilized. In addition, significant judgment is required in classifying transactions and assessing probable outcomes of tax positions taken, and in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.

(ii)	Functional currency

The functional currency for the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of its subsidiaries is the USD. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

(iii)	Assessment of the transaction as an asset acquisition or business combination

Management applied judgments relating to the acquisition of intellectual property to assess if the acquisition was a business combination or an asset acquisition. Management applied a three-element process to determine whether a business or an asset was purchased, considering inputs, processes and outputs of each acquisition in order to reach a conclusion (Note 8).

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the six months ended June 30, 2017 and 2016
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

	(d)	Significant management judgments and estimation uncertainty (Continued)

Significant management judgments (Continued)

(iv)	Research and development expenditures

The application of the Company’s accounting policy for research and development expenditures requires judgment in determining whether an activity is determined to be research or development, and if deemed to be development, whether it is likely that the future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available. If new information becomes available indicating that it is unlikely that future economic benefits will flow to the Company, the amount capitalized is written off to profit or loss in the period the new information becomes available.

(v)	Going concern assumption

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but not limited to, twelve months form the end of the reporting period.

Estimation uncertainty

Information about estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below. Actual results may be substantially different.

(i)	Impairment of long-lived assets

Long-lived assets consist of intangible assets and property, plant and equipment.

At the end of each reporting period, the Company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that the carrying amount is not recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When an individual asset does not generate independent cash flows, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the six months ended June 30, 2017 and 2016
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

	(d)	Significant management judgment and estimation uncertainty (Continued)

Estimation uncertainty (Continued)

(i)	Impairment of long-lived assets (Continued)

Recoverable amount is the higher of fair value less costs of disposal and value in use. Fair value is determined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

(ii)	Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain intangible assets and equipment.

(iii)	Inventories

The Company estimates the net realizable value of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices. A change to these assumptions could impact the Company’s inventory valuation and impact gross margins.

(iv)	Share-based expense

The Company grants share-based awards to certain officers, employees, directors and other eligible persons. For equity settled awards, the fair value is charged to the consolidated statement of operations and comprehensive income (loss) and credited to the reserves, over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The fair value of the equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions, including the expected price, expected volatility and expected life of the options. Changes in these assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the six months ended June 30, 2017 and 2016
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

	(d)	Significant management judgment and estimation uncertainty (Continued)

Estimation uncertainty (Continued)

(v)	Allowance for credit losses

The Company provides for doubtful debts by analyzing the historical default experience and current information available about a customer’s credit worthiness on an account by account basis. Uncertainty relates to the actual collectability of customer balances that can vary from the Company’s estimation.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(e)	Approval of the consolidated financial statements

The consolidated financial statements of Kelso Technologies Inc. for the six month period ended June 30, 2017 were approved and authorized for issue by the Board of Directors on August 10, 2017.

(f)	New accounting standards issued but not yet effective

The standards listed below include only those which the Company reasonably expects may be applicable to the Company at a future date. The Company is currently assessing the impact of these future standards on the consolidated financial statements.

IFRS 9 Financial Instruments

IFRS 9 will replace IAS 39 Financial Instruments: Recognition and Measurement and IFRIC 9 Reassessment of Embedded Derivatives. The final version of this new standard supersedes the requirements of earlier versions of IFRS 9.

The main features introduced by this new standard compared with predecessor IFRS are as follows:

•	Classification and measurement of financial assets:

Debt instruments are classified and measured on the basis of the entity's business model for managing the asset and its contractual cash flow characteristics as either: “Amortized cost”, “Fair value through other comprehensive income” or “Fair value through profit or loss” (default). Equity instruments are classified and measured as “Fair value through profit or loss” unless upon initial recognition elected to be classified as “Fair value through other comprehensive income”.

•	Classification and measurement of financial liabilities:

When an entity elects to measure a financial liability at fair value, gains or losses due to changes in the entity’s own credit risk is recognized in other comprehensive income (as opposed to previously profit or loss). This change may be adopted early in isolation of the remainder of IFRS 9.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the six months ended June 30, 2017 and 2016
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

(f)	New accounting standards issued but not yet effective (Continued)

•	Impairment of financial assets:

An expected credit loss impairment model replaced the incurred loss model and is applied to financial assets at “Amortized cost” or “Fair value through other comprehensive income”, lease receivables, contract assets or loan commitments and financial guarantee contracts. An entity recognizes 12-month expected credit losses if the credit risk of a financial instrument has not increased significantly since initial recognition, and lifetime expected credit losses otherwise.

•	Hedge accounting:

Hedge accounting remains a choice, however is now available for a broader range of hedging strategies. Voluntary termination of a hedging relationship is no longer permitted. Effectiveness testing now needs to be performed prospectively only. Entities may elect to continue to applying IAS 39 hedge accounting on adoption of IFRS 9 (until the IASB has completed its separate project on the accounting for open portfolios and macro hedging).

Applicable to the Company’s annual period beginning January 1, 2018.

IFRS 2 Share-based Payment

The amendments provide guidance on the accounting for:

•	the effects of vesting and non-vesting conditions on the measurement of cash- settled share-based payments;
•	share-based payment transactions with a net settlement feature for withholding tax obligations; and
•	a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

Applicable to the Company’s annual period beginning January 1, 2018.

IAS 7 Statement of Cash Flows

The amendments require entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities.

Applicable to the Company’s annual period beginning January 1, 2017.

IAS 12 Income Taxes

The amendments clarify how to account for deferred tax assets related to debt instruments measured at fair value.

Applicable to the Company’s annual period beginning January 1, 2017.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the six months ended June 30, 2017 and 2016
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

	(f)	New accounting standards issued but not yet effective (Continued)

IFRS 15 Revenue from Contracts with Customers

IFRS 15 provides a single, principles based five-step model to be applied to all contracts with customers.

The five steps in the model are as follows:

•	Identify the contract with the customer
•	Identify the performance obligations in the contract
•	Determine the transaction price
•	Allocate the transaction price to the performance obligations in the contracts
•	Recognize revenue when (or as) the entity satisfies a performance obligation.

Guidance is provided on topics such as the point in which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various related matters. New disclosures about revenue are also introduced.

Applicable to the Company’s annual period beginning on January 1, 2018.

IFRS 16 Leases

This new standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both the lessee and the lessor. The new standard introduces a single lessee accounting model that requires the recognition of all assets and liabilities arising from a lease.

The main features of the new standard are as follows:

•	An entity identifies as a lease a contract that conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
•

A lessee recognizes an asset representing the right to use the leased asset, and a liability for its obligation to make lease payments. Exceptions are permitted for short- term leases and leases of low-value assets.

•

A lease asset is initially measured at cost, and is then depreciated similarly to property, plant and equipment. A lease liability is initially measured at the present value of the unpaid lease payments.

•	A lessee presents interest expense on a lease liability separately from depreciation of a lease asset in the statement of profit or loss and other comprehensive income.
•	A lessor continues to classify its leases as operating leases or finance leases, and to account for them accordingly.
•	A lessor provides enhanced disclosures about its risk exposure, particularly exposure to residual-value risk.

Applicable to the Company’s annual period beginning January 1, 2019.

The impact of the above new accounting standards on the Company’s unaudited interim consolidated financial statements has not yet been determined.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the six months ended June 30, 2017 and 2016
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies.

	(a)	Cash equivalents

Cash equivalents include short-term liquid investments with maturities of one year or less, are readily convertible into known amounts of cash and which are subject to insignificant changes in value.

	(b)	Inventory

Inventory components include raw materials and supplies used to assemble valves and manway covers, as well as finished valves and manway covers. All inventories are recorded at the lower of cost on a weighted average basis and net realizable value. The stated value of all inventories includes purchase and assembly costs of all raw materials and supplies, and attributable overhead and amortization. A regular review is undertaken to determine the extent of any provision for obsolescence.

	(c)	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any. The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. A change in the expected useful life of the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

The Company amortizes intangible assets with finite lives on a straight-line basis over their estimated useful lives:

Patents - 5 years
Rights - 2 years

Product and technology development costs, which meet the criteria for deferral and are expected to provide future benefits with reasonable certainty are deferred and amortized over the estimated life of the products or technology. The Company commenced deferring development costs associated with the manway securement systems. The costs were amortized on a straight-line basis over a ten-year period based on the estimated useful life of the product.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the six months ended June 30, 2017 and 2016
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(d)	Amortization

Property, plant and equipment are stated at cost less accumulated amortization. Leasehold improvements are amortized on a straight-line basis over the lease term. Amortization is calculated over the estimated useful life of the property, plant and equipment at the following annual rates:

Building	– 4% declining-balance
Production equipment	– 20% declining-balance
Vehicles	– 30% declining-balance
Leasehold improvements	– 5 year straight-line

(f)	Impairment of non-current assets

The Company’s tangible and intangible assets are reviewed for an indication of impairment at each statement of financial position date. If indication of impairment exists, the asset’s recoverable amount is estimated. An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash- generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflow from other assets or groups of assets.

The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the assets. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(g)	Income taxes

(i) Current and deferred income taxes

Income tax expense, consisting of current and deferred tax expense, is recognized in the consolidated statements of operations. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income (loss) in the period that substantive enactment occurs.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the six months ended June 30, 2017 and 2016
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)	Income taxes (Continued)

	(i)	Current and deferred income taxes (Continued)

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

	(ii)	Texas margin tax

Effective January 1, 2007, the state of Texas enacted an annual franchise tax known as the Texas margin tax, which is equal to 1% of the lesser of: (a) 70% of a taxable entity’s revenue; and (b) 100% of total revenue less, at the election of the taxpayer: (i) cost of goods sold; or (ii) compensation. A provision for the margin tax owing has been recorded in the consolidated statements of operations and comprehensive income (loss).

(h)	Foreign currency translation

The accounts of foreign balances and transactions are translated into USD as follows:

(i)	Monetary assets and liabilities, at the rate of exchange in effect at the consolidated statement of financial position date;

(ii)	on-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)	Revenue and expense items (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange prevailing at the transaction date.

Gains and losses arising from translation of foreign currency are included in the determination of net income (loss).

(i)	Earnings per share

The Company presents basic earnings per share data for its common shares, calculated by dividing the earnings attributable to common shareholders of the Company by the weighted average number of shares outstanding during the period. The Company uses the treasury stock method for calculating diluted earnings per share. Under this method the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the six months ended June 30, 2017 and 2016
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(j)	Share-based expense

The Company grants share options to acquire common shares of the Company to directors, officers, employees and consultants. The fair value of share-based expense to employees is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the vesting period for employees using the graded vesting method. Fair value of share-based expenses for non-employees is recognized and measured at the date the goods or services are received based on the fair value of the goods or services received. If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based expense is measured at the fair value of the equity instruments issued using the Black-Scholes option pricing model.

For both employees and non-employees, the fair value of share-based expense is recognized on the consolidated statements of operations and comprehensive income (loss), with a corresponding increase in reserves. The amount recognized as expense is adjusted to reflect the number of share options expected to vest. Consideration received on the exercise of stock options is recorded in capital stock and the related share-based expense in reserves is transferred to capital stock.

	(k)	Capital stock

Proceeds from the exercise of stock options and warrants are recorded as capital stock in the amount for which the option or warrant enabled the holder to purchase a share in the Company. Any previously recorded share-based expense included in the share-based expenses reserve is transferred to capital stock on exercise of options. Capital stock issued for non-monetary consideration is valued at the closing market price at the date of issuance. The proceeds from the issuance of units are allocated between common shares and warrants based on the residual value method. Under this method, the proceeds are allocated first to capital stock based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the warrants reserve. Consideration received for the exercise of warrants is recorded in capital stock, and any related amount recorded in warrants reserve is transferred to capital stock.

	(l)	Financial instruments

(i) Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company’s accounting policy for each category is as follows:

Fair value through profit or loss (“FVTPL”)

This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried at fair value with changes in fair value recognized through profit or loss.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the six months ended June 30, 2017 and 2016
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)	Financial instruments (Continued)

	(i)	Financial assets (Continued)

Loans and receivables

These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held to maturity

These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity. HTM investments are initially recognized on their trade-date at fair value, and subsequently are measured at amortized cost using the effective interest rate method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

Available-for-sale financial assets

AFS financial assets are non-derivatives that are either designated as available-for- sale or not classified in any of the other financial asset categories. Changes in the fair value of AFS financial assets are recognized as other comprehensive income (loss) and classified as a component of equity. AFS assets include investments in equities of other entities with the exception of marketable securities.

Management assesses the carrying value of AFS financial assets at least annually and any impairment charges are also recognized in profit or loss. When financial assets classified as AFS are sold, the accumulated fair value adjustments recognized in other comprehensive income (loss) are included in profit or loss.

	(ii)	Financial liabilities

The Company classifies its financial liabilities in the following categories:

Financial liabilities at FVTPL

Financial liabilities at FVTPL are initially recognized at fair value with changes in fair value recorded through profit or loss.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the six months ended June 30, 2017 and 2016
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)	Financial instruments (Continued)

	(ii)	Financial liabilities (continued)

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost using the effective interest rate method. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit or loss over the period to maturity using the effective interest method. Other financial liabilities are classified as current or non-current based on their maturity date.

(m)	Fair value hierarchy

The Company categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values. The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Financial assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data. Level 3 valuations are based on inputs that are not based on observable market data.

4.	CAPITAL MANAGEMENT

The Company considers its capital to be comprised of capital stock.

The Company’s objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company’s approach to capital management during the year. There are no externally imposed restrictions on the Company’s capital.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the six months ended June 30, 2017 and 2016
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

5.	FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash and cash equivalents are classified as a financial asset at FVTPL; accounts receivable is classified as loans and receivables; and accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. The carrying values of these instruments approximate their fair values due to their short term to maturity.

The Company has exposure to the following risks from its use of financial instruments:

•	Credit risk;

•	Liquidity risk; and

•	Market risk.

(a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash and cash equivalents are placed with major Canadian and US financial institutions and the Company’s concentration of credit risk for cash and cash equivalents and maximum exposure thereto is $624,324 (2016 - $2,312,279).

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management’s expectations. The Company’s credit risk with respect to accounts receivable and maximum exposure thereto is $532,952 (2016 - $637,845). The Company’s concentration of credit risk for accounts receivable with respect to its significant customers is as follows: Customer A is $61,885 (2016 - $73,500), while Customer B is $98,206 (2016 - $140,796) (Note 14). The Company has no balances past due or impaired.

To reduce the credit risk of accounts receivable, the Company regularly reviews the collectability of the accounts receivable to ensure there is no indication that these amounts will not be fully recoverable. As at June 30, 2017, allowance for doubtful accounts balance is $Nil (2016 - $Nil).

(b)	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

At June 30, 2017, the Company has $624,324 (2016 - $2,312,279) of cash and cash equivalents to settle current liabilities of $261,464 (2016 - $271,600) consisting of the following: trade accounts payable of $261,464 (2016 - $235,600) and due to related party balance of $Nil (2016 - $36,000). All payables are due within a year.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the six months ended June 30, 2017 and 2016
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

5.	FINANCIAL INSTRUMENTS (Continued)

	(c)	Market risk

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates. The Company’s cash and cash equivalents consist of cash held in bank accounts and short-term liquid investments that earn interest at variable rates. Due to the short-term nature of these financial instruments, fluctuations in market rates of interest do not have a significant impact on the estimated fair value or future cash flows.

(ii)	Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in Canadian dollars (“CAD”). The Company does not manage currency risk through hedging or other currency management tools.

As at June 30, 2017 and December 31, 2016, the Company’s had the following assets denominated in CAD (amounts presented in USD):

	June 30, 2017	December 31, 2016

Cash and cash equivalents	$431,675	$1,983,028
Income tax receivable	753,223	753,223
Accounts receivable	14,833	25,302
Accounts payable	(31,200)	(75,480)

	$1,168,531	$2,686,073

Based on the above, assuming all other variables remain constant, a 14% weakening or strengthening of the USD against the CAD would result in approximately $163,594 (2016 - $377,000) foreign exchange loss or gain in the consolidated statements of operations and comprehensive income (loss).

(iii)	Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company is not exposed to other price risk.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the six months ended June 30, 2017 and 2016
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

6.	INVENTORY

	June 30, 2017	December 31, 2016
Finished goods	$83,659	$218,128
Raw materials and supplies	5,019,473	4,988,001
	$5,103,132	$5,206,129

Included in cost of goods sold is $1,481,437 (2016 - $1,143,570) of direct material costs recognized as expense.

7.	PROPERTY, PLANT AND EQUIPMENT

			Leasehold	Production
Cost	Land	Building	Improvements	Equipment	Vehicles	Total

Balance, December 31, 2015	$12,588	$2,955,901	$43,715	$803,645	$28,181	$3,844,000
Additions	-	-	-	6,337	29,601	35,938
Balance, December 31, 2016 and June 30, 2017	$12,558	$2,955,901	$43,715	$809,982	$57,782	$3,879,938
Accumulated Amortization
Balance, December 31, 2015	$-	$293,461	$24,635	$208,339	$20,672	$447,107
Amortization	-	110,498	5,593	119,995	2,253	238,339
Balance, December 31, 2016	$-	$303,959	$30,228	$328,334	$22,925	$685,446
Amortization	-	57,643	2,385	65,909	6,296	132,233
Balance, June 30, 2017	$-	$361,602	$32,613	$394,243	$29,221	$817,679
Carrying Value
June 30, 2017	$12,558	$2,594,299	$11,102	$415,739	$28,561	$3,062,259
December 31, 2016	$12,558	$2,651,942	$13,487	$481,648	$34,857	$3,194,492

Included in cost of goods sold is $131,428 (2016 - $127,038) of amortization related to property, plant and equipment.

8.	INTANGIBLE ASSETS

			Product
			Development
Cost	Patent	Rights	Costs	Total

Balance, December 31, 2015	$40,840	$65,000	$-	$105,840
Amounts written-off	-	217,946	-	217,946
Balance, December 31, 2016	40,840	282,946	-	323,786
Additions	-	233,487	-	233,487
Balance, June 30, 2017	$40,840	$516,433	$-	$557,273
Accumulated Amortization
Balance, December 31, 2015	$21,449	$65,000	$-	$86,449
Amortization	3,024	-	-	3,024
Balance, December 31, 2016	24,473	65,000	-	89,473
Amortization	3,025	-	-	3,025
Balance, June 30, 2017	$27,498	$65,000	$-	$92,498
Carrying Value
June 30, 2017	$13,342	$451,433	$-	$464,775
December 31, 2016	$16,367	$217,946	$-	$234,313

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the six months ended June 30, 2017 and 2016
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

8.	INTANGIBLE ASSETS (Continued)

On November 10, 2016, the Company signed a technology development agreement to acquire all intellectual property rights (the “Products”) of G & J Technologies (the “Vendor”). During the year ended December 31, 2016, acquisition costs of $217,946 were incurred, consisting of $25,000 in cash and 250,000 common shares with a fair value of $192,946. The shares were issued subsequent to December 31, 2016. The Vendor entered into a consulting agreement with the Company for a fee of $10,000 per month. The Company is obligated to pay a 2.5% royalty on the net sales earned by the Company. As further consideration for the Products of the Vendor, the Company will pay $75,000 in cash and issue 750,000 common shares of the Company as follows:

•	$25,000 cash and 250,000 shares issuable on the filing of the first new patent application related to the Products. The shares were issued on March 13, 2017;

•	$25,000 cash and 250,000 shares issuable on the successful completion of a commercially viable production prototype for the first Product; and

•	$25,000 cash and 250,000 shares issuable on the completion of the sale of the first ten commercial vehicles incorporating the Products.

The Company is obligated to pay a 5% royalty from sales of their manway securement systems. During the period ended June 30, 2017, there were revenues from sales of the manway securement systems totalling $177,252 (2016 - $15,255). The Company also holds a number of other patents, which have been fully amortized as at June 30, 2017.

9.	CAPITAL STOCK

Authorized:

Unlimited Class A non-cumulative, preferred shares without par value, of which 5,000,000 are designated Class A, convertible, voting, preferred shares

Unlimited common shares without par value

Issued:

(a) Common shares

During the period ended June 30, 2017, the Company issued 250,000 shares with a value of $208,486 and 250,000 shares with a value of $192,946. These shares were issued pursuant to an agreement with G & J Technologies.

During the year ended December 31, 2016, the Company issued 340,000 shares pursuant to the exercise of share purchase options for gross proceeds of $152,126. Fair value previously recognized on options exercised of $162,554 was reclassified from reserves to capital stock.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the six months ended June 30, 2017 and 2016
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

9.	CAPITAL STOCK (Continued)

	(a)	Common shares (Continued)

As at December 31, 2016, the Company has an obligation to issue 250,000 shares with a fair value of $192,946 in relation to the intellectual property rights acquired during the year. These shares were issued during the period.

During the year ended December 31, 2015, the Company issued 825,000 shares pursuant to the exercise of share purchase options for gross proceeds of $223,740. Fair value previously recognized on options exercised of $149,983 was reclassified from reserves to capital stock.

	(b)	Stock options

The Company has a stock option plan (the “Plan”) available to employees, directors, officers and consultants with grants under the Plan approved from time to time by the Board of Directors. Under the Plan, the Company is authorized to issue options to purchase an aggregate of up to 10% of the Company's issued and outstanding common shares. Each option can be exercised to acquire one common share of the Company. The exercise price for an option granted under the Plan may not be less than the market price at the date of grant less a specified discount dependent on the market price.

Options to purchase common shares have been granted to directors, employees and consultants as follows:

Exercise		Year Ended				Period Ended
Price	Expiry	December 31,				June 30,
(CAD)	Date	2016	Granted	Exercised	Expired	2017

$1.45(USD)	March 31, 2017	670,000	-	-	670,000	-
$0.70	October 7, 2019	28,571	-	-	-	28,571
$6.85	November 14, 2019	100,000	-	-	-	100,000
$1.30(USD)	August 18, 2021	1,325,000	-	-	-	1,325,000
$2.12(USD)	August 25, 2017	400,000	-	-	200,000	200,000
Total outstanding		2,523,571	-	-	870,000	1,653,571
Total exercisable		1,198,571	-	-	-	328,571

Exercise		Year Ended				Year Ended
Price	Expiry	December 31,				December 31,
(CAD)	Date	2015	Granted	Exercised	Expired	2016

$5.90(USD)	January 2, 2016	500,000	-	-	500,000	-
$2.12	August 25, 2017	500,000	-	-	100,000	400,000
$0.58	July 22, 2016	340,000	-	340,000	-	-
$1.45(USD)	March 31, 2017	770,000	-	-	100,000	670,000
$0.65(USD)	October 30, 2017	80,000	-	-	80,000	-
$6.25(USD)	July 7, 2019	100,000	-	-	100,000	-
$0.70	October 7, 2019	28,571	-	-	-	28,571
$6.85	November 14, 2019	100,000	-	-	-	100,000
$1.30(USD)	August 18, 2021	-	1,325,000	-	-	1,325,000
Total outstanding		2,418,571	1,325,000	340,000	880,000	2,523,571
Total exercisable		2,085,238	-	-	-	1,198,571

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the six months ended June 30, 2017 and 2016
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

9.	CAPITAL STOCK (Continued)

	(b)	Stock options (Continued)

A summary of the Company’s stock options as at June 30, 2017 and December 31, 2016, and changes for the periods then ended are as follows:

		Weighted
		Average Exercise
	Number	Price

Outstanding, December 31, 2015	2,418,571	$.68
Granted	1,325,000	$.30
Exercised	(340,000)	$.43
Expired	(880,000)	$.52
Outstanding, December 31, 2016	2,523,571	$.61
Expired	(870,000)	$.60
Outstanding, June 30, 2017	1,653,571	$.62

The weighted average contractual life for the remaining options at June 30, 2017 is 3.45 (2016 – 2.75) years.

Share-based expense

Share-based expense of $285,745 (2015 - $672,533; 2014 - $417,401) was recognized in the year ended December 31, 2016 for stock options granted. The share-based expense relates to options granted during December 31, 2015 and 2016, which vest over time. No options were granted during the six months ended June 30, 2017.

The fair value of stock options is determined using the Black-Scholes option pricing model with assumptions as follows:

	Year ended	Year ended
	December 31, 2016	December 31, 2015

Risk-free interest rate (average)	0.58%	0.77%
Estimated volatility (average)	64.76%	52.38%
Expected life in years	4.18	1.50
Expected dividend yield	0.00%	0.00%
Estimated forfeitures	0.00%	0.00%
Grant date fair value per option	$0.63	$0.77

Option pricing models require the use of highly subjective estimates and assumptions, including the expected stock price volatility. Expected volatility was determined using the Company’s historical stock prices.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the six months ended June 30, 2017 and 2016
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

10.	RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in these consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, being the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and the Executive Vice-President of Business Development who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following amounts:

	June 30,	June 30,
	2017	2016

Management compensation	$273,420	$350,764
Management bonus*	$-	$-
Share-based expense**	$-	$21,542
Directors’ fees	$34,000	$33,000

*	The Company has management bonus agreements whereby 10% of the annual income before taxes and share-based expense is equally distributed to management.

**	Share-based expense consists of the key management portion of the fair value of options granted calculated using the Black-Scholes option pricing model and does not include any cash compensation.

As at June 30, 2017, amounts due to related parties included accounts payable, which are unsecured and have no interest or specific terms of payments, of $Nil (2016 - $5,087) consisting of $Nil (2016 - $Nil) for directors’ fees and $Nil (2016 - $5,087) for reimbursement of expenses to a director of the Company.

11.	COMMITMENTS

2017	$14,070
2018	24,960
2019	3,930
$42,960

The rent expense in the consolidated statements of operation and comprehensive income (loss) for the period ended June 30, 2017 amounted to $12,663 (2016 - $15,430).

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the six months ended June 30, 2017 and 2016
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

12.	SUPPLENTAL CASH FLOW INFORMATION

	June 30,	June 30,
	2017	2016

Amortization of property and equipment allocated to cost of goods sold	$131,428	$128,650
Amortization allocated to expenses	$3,829	-

	June 30,	December 31,
	2017	2016

Cash and Cash Equivalents is comprised of:
Cash	$196,093	$375,799
Guaranteed investment certificates	428,231	1,936,480
	$624,324	$2,312,279

13.	EARNINGS PER SHARE

The calculation of basic and diluted earnings (loss) per share for the relevant periods is based on the following:

	June 30,	December 31,
	2017	2016

Net income (loss) for the year	$(1,423,009)	$(2,465,592)
Basic weighted average number of common shares outstanding	46,601,477	46,218,656
Effect on dilutive securities:
Options	-	-
Warrants	-	-
Diluted weighted average number of common shares outstanding	46,601,477	46,218,656

Basic earnings (loss) per share	$(0.03)	$(0.05)
Diluted earnings (loss) per share	$(0.03)	$(0.05)

14.	SIGNIFICANT CUSTOMERS

The following table represents sales to individual customers exceeding 10% of the Company’s quarterly revenues:

	June 30	June 30,
	2017	2016

Customer A	$1,064,321	$1,852,313
Customer B	$503,046	$990,313

All Customers are major US and Canadian corporations who have displayed a pattern of consistent timely payment of accounts owing.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the six months ended June 30, 2017 and 2016
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

15.	EMPLOYEE BENEFITS

Total employee benefit expenses, including salary and wages, management compensation, share-based expense and benefits for the period ended June 30, 2017 amounted to $1,466,233 (2016 - $1,469,573).

16.	SEGMENTED INFORMATION

The Company operates primarily in one business segment, the design, production and distribution of various proprietary pressure relief valves, with operations located in the United States.